MAIL STOP 3561

October 25, 2005

Richard A. Clarke, Chairman
Good Harbor Partners Acquisition Corp.
4100 North Fairfax Drive
Arlington, VA 22203

      Re:	Good Harbor Partners Acquisition Corp.
   Registration Statement on Form S-1
   Filed September 15, 2005
   File No. 333-128351

Dear Mr. Clarke,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission.
With a
view toward disclosure, please provide us with the names of blank check companies that have registered or are seeking to register firm commitment offerings of which you are aware and further specify those which involve an officer, director, affiliate, underwriter or attorney of Good Harbor Partners Acquisition Corp. (Good Harbor). Additionally, tell us the Securities Act form the companies` filed on; the file number of that filing, if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed and whether the blank check companies have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

Prospectus Cover Page

3. We note the disclosure here and elsewhere that the Series A unit investors "will bear all the expenses of this offering, including the underwriting discount and commissions related to the sale of both" series of units. The table at towards the bottom of this page indicates that there are discounts and commissions taken from the Series B units. Please advise or revise to reconcile your disclosure.

Prospectus Summary, page 1

4. We note that you are not limited to any industry and will only "initially focus" on certain industries. Because you are not limited to your initial focus, the disclosure on this page discussing your beliefs about certain industries and identifying particular solutions appears speculative. If you were to decide to look outside of your focus industry, the disclosure here would be moot. Please revise accordingly.

5. We note that warrants held by your current security holders are not redeemable. We also note that current security holders will hold two types of warrants: those they currently own, and those they will purchase in the offering or aftermarket. Please revise to clarify if the non-redeemable feature applies to both forms of warrants. In addition, it appears that the warrants currently outstanding are being registered for resale in this offering. Please revise the disclosure to address this fact, including but not limited to the disclosure required by Item 507 of Regulation S-K.

6. We note your statement here and throughout the prospectus that you will not proceed with a business combination if shareholders owning
20% or more of the Class B shares sold in this offering vote against the business combination and exercise their conversion rights. Please revise to clarify that this is a two step process (first, they would have to vote against the combination, and second, they have to exercise their conversion rights) and that voting against the combination alone will not result in a pro rata distribution of the trust fund.



Risk factors, page 10

7. Risk factor seven appears to discuss two separate risks. One, being the risks associated with you utilizing a stock exchange and the other, the possibility you would incur debt in the business combination transaction. Please revise to discuss those two risks separately.

8. The subheading to risk factor 10 appears to highlight a risk that is broad and generic. The risk associated with reliance upon key personnel is a risk that affects companies in every industry. Please revise to discuss how the risk is specific to your company or remove the risk factor.

9. In the narrative to risk factor 10, we note that management and/or initial shareholders may be retained following a business combination. There appears to be an inherent conflict of interests in that management and/or initial shareholders may view target companies that offer any such individuals a continuing relationship (whether in a management or some other role such as a consultant) in a more favorable light. Please revise to discuss such conflict.

10. We note from risk factor 23 that there is no limit to the out of pocket expenses that may be incurred. In the use of proceeds section, please revise to clarify how excess expenses are structured.
Is it a loan or other liability that follows the company and must be repaid by the resulting company or a discretionary item that the resulting entity may decide not to reimburse?

11. Please revise to explain the last sentence in risk factor 24.
We
do not understand the basis for the disclosure that the 100 shares of common stock and the warrants would be worth more than $248,000.

12. Please revise to discuss the risk involved with the fact that you are able to and may acquire a company that is in an industry in which members of management do not have experience in.

13. Because of your ability to look outside of your initial focus, it would appear your disclosure discussing the risks that are industry specific is speculative. In the event you consummate a combination with a company outside your initial focus, the risks discussed on pages 19 - 22 would be moot. Please advise or revise accordingly.

14. If true, please revise to include a risk factor to discuss the possibility that you could acquire a company that is related or affiliated with your existing shareholders, officers and/or directors.



Use of Proceeds, page 23

15. In the use of proceeds table, in the use of net proceeds not held in trust, we note the line item of $250,000 for "[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination." We also note another line item of $250,000 allocated to due diligence of prospective target businesses. Please explain why there are two separate amounts for due diligence and another line item for similar expenses. Please explain which line item would be allocated to pay existing stockholders for reimbursement of their out-of-pocket expenses for due diligence. Please clearly indicate which line item will be allocated to pay fees to market research firms and or third party consultants to assist the company`s search for a target business and whether these fees would include due diligence.

16. Please revise to clarify if any lock-up payment would be limited to the amount allocated to excess working capital. If not, please revise to discuss which line item it would come from if such payment were greater than proceeds available in excess working capital. Also, it would appear that any use of funds on a down payment would increase the chance that management or existing shareholders would have to incur additional out-of-pocket expenses. Please revise to reflect this possibility or advise why such possibility is not possible.

Management`s Discussion and Analysis, page 28

17. We note that you "do not believe [you] will need additional financing following this offering in order to meet the expenditures required for operating [your] business." Please revise to explain the noted disclosure. Please revise to discuss the basis for this belief in light of the fact that you have yet to conduct any activities related to consummating a business combination.

Proposed Business, page 28

18. Tell us the factors you considered in determining to value this offering at $51,710,000 and offer the units at $10.50 per Series A unit and $10.10 per Series B unit. What factors did you consider when determining that you might need $46,460,000 in the trust fund to effect the business combination contemplated by the registration statement? Please discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration," but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company`s corporate existence was established on August 10, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Good Harbor. Given management`s extensive and high-level experience in the initial target industry, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comment.

19. We note that you "will not be limited to a particular industry" even though the bulk of your disclosure in this section focuses on a specific industry and your management`s expertise appears to be focused in the same industry. Please revise to discuss how management will carry out the search and evaluation of a company that may not be in its area of expertise. Clarify if they will be required to seek assistance in their evaluation of such company.

20. To the extent that you end up acquiring a company not in the security industry, a substantial portion of your disclosure in this section appears speculative. Please advise or revise accordingly.

21. On page 34, we note your belief that there are "numerous business opportunities." Please revise to elaborate on this. Disclose the basis for this belief. Does management have the specific experience of acquiring existing companies? Also, clarify if the numerous opportunities are those that would satisfy the 80 percent net asset requirement.

22. We note that you may also receive proposals from sources who present unsolicited or solicited proposals. Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. If such sources are able to receive compensation for directing you to candidates, please revise to clarify how finder`s fees will be determined. Does a party indicate they have a proposal and then negotiate with you without actually identifying the target? If so, how do you determine the fee?

23. We note that you may engage "professionals" to seeking out target businesses and that any payments will be based on the terms of the transaction. Please revise to explain how this works. Does this mean that "professionals" will not be compensated unless you acquire their proposed company? Does this mean that finder`s fees will be determined after a business combination is concluded? If not, who will you determine the fee if the "terms of the transaction are not set?"

24. Please expand your disclosure, if accurate, to affirmatively confirm that the existing officers, directors and stockholders will receive no fees or other compensation from any other person or entity in connection with any business combination.

25. On page 35, we note that HCFP/Brenner Securities (HCFP) will receive additional compensation if a business combination is consummated. Please discuss the applicability or inapplicability of
Regulation M to the contingent nature of the underwriter compensation arrangements. Please address in your discussion when any applicable restricted period would end.

26. Please be aware that you are currently selling your "plan" to acquire a business. At this point, the only information investors have to consider is your plan and management`s experience. In that regard, please revise to fully discuss the criteria you will consider and detail activities that will consist of your search. For instance, please explain your use following terms or phrases as they relate to your search:
* Capital requirements
* Stage of development
* Financial condition and results of operations (in particular, discuss what type of financial condition and clarify if there are any specific levels of results of operations you are looking for) Please advise if you will use any specific or other criteria in your search and identification of potential acquisitions. If there are additional criteria that you consider, please advise why such criteria should not be disclosed in your prospectus.

27. On page 36, we note that you will seek an opinion from an "independent investment banking firm" examining the fair market value of target companies only if your board is unable to determine the value independently. Please revise to discuss the situations that would lead to your inability to make an independent determination. We also note that such opinion must be requested by stockholders. Please clarify how purchasers in the open market will be able to receive a copy of such report as it appears you will not include it with any document filed with the Commission.

28. Please revise to clarify, here and elsewhere as appropriate, that with respect to Series B shares held by an existing stockholder which were acquired after the offering that the initial stockholder could intentionally vote against the proposed business combination in order to retain the right to exercise his/her conversion rights in the event that the business combination transaction is approved since only majority approval is needed.

Conflicts of Interest, page 47

29. Under the caption conflict of interest, please revise to include in the bulleted list the conflicts that may result from the potential retention by the post combination company and the reimbursements for any excess expenses.

30. For each officer and director, specifically identify each instance for which there exists a pre-existing fiduciary or contractual obligation which has priority over the fiduciary duty owed to the company.

Principal Stockholders, page 42

31. We note your disclosure that Messrs. Clarke, Cressey,
Sheridan,,
Coltosti, Mallon, Stafford, Tritak, and Kopperl "may be deemed" promoters. Item 404(d) of Regulation S-K requires that you identify promoters and discuss all transactions involving such persons.
Please review Rule 405 of Regulation C and revise to identify your promoters without qualifying the disclosure.

Certain Transactions, page 51

32. Please revise to identify the beneficial owners of the warrants owned by Good Harbor Consulting, LLC.

Description of Securities, page 53

33. We note that you are not able to redeem any warrants unless you receive HCFP`s consent. Please revise to include a risk factor to address this point or advise why such risk is not material.

Underwriting, page 58

34. Tell us whether HCFP will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us.
If
you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

35. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

36. Does the company or do the underwriters intend to engage a directed units program in conjunction with this offering by the selling shareholders? If so, Please advise us of the mechanics of how and when these units were or will be offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved units is determined. Tell us how and when the company and underwriter notified or will notify the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered units, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed unit program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Financial Statement Comments

General

37. Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures in case of unusual delay.

38. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Charles Johnson
	Fax #  617-248-4000

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Richard A. Clarke, Chairman
Good Harbor Partners Acquisition Corp.
October 25, 2005
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